March 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Star Bulk Carriers Corp. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on March 22, 2016. This disclosure can be found on page 57 of the Annual Report on Form 20-F and is incorporated by reference herein. Star Bulk Carriers Corp. has made such disclosure based on information provided by companies that may be deemed to be under common control with Star Bulk Carriers Corp., and not because of any conduct by Star Bulk Carriers Corp.

Very truly yours,

Star Bulk Carriers Corp.

By:	/s/ Petros Pappas
Name:	Petros Pappas
Title:	Chief Executive Officer